Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

May 9, 2019

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Diversified Marketing Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
File No. 000-55889

Dear Mr. Dougherty:

Attached for filing with the Securities and Exchange Commission is Amendment No. 1 to the Global Diversified Marketing Group Inc. Form 10-K for the fiscal year ended December 31, 2018.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 6, 2019 (the “Comment Letter”).

Execution Compensation

1. The summary compensation table has been added.

Sincerely,

Lee W. Cassidy, Esq.